Samuel Yik Appointed
Vice-President, Corporate Development and Commercial Operations

VANCOUVER, BRITISH COLUMBIA, March 18, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce the appointment of Samuel K.C. Yik, CA, as Vice-President, Corporate Development and Commercial Operations of the Company effective March 16, 2005. Mr. Yik is a Chartered Accountant with over fifteen years of business experience, and he joins the Company after more than ten years with Methanex Corporation where he held various management positions in areas of finance, logistics, operations, and marketing. Before Methanex, Sam worked in corporate banking with the TD Bank, and served in the Assurance Services Group at the Vancouver office of KPMG. In addition to a CA designation, he also holds a commerce degree from the University of British Columbia. Sam brings broad experience in both finance and operations to Pine Valley.

Effective March 17, 2005, the Company has granted, under its Share Option Plan, incentive stock options to an officer and employee to purchase up to 300,000 Common shares in the capital of the Company exercisable for a period of five years ending on March 17, 2010 at a price of $5.31 per share. The options will vest as to 37,500 Common shares on June 16, 2005 and 37,500 Common shares every three months thereafter until fully vested.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie President & CEO (604) 682-4678 Vancouver, British Columbia, Canada gmackenzie@pinevalleycoal.com	Mark Fields Executive Vice President (604) 682-4678 Vancouver, British Columbia, Canada mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.